Exhibit 99.2

Rail Vision Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 23, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shahar Hania, Chief Executive Officer of the Company, as an attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Rail Vision Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, at 15 Ha’Tidhar St. Ra’anana, Israel, on September 23, 2024 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RAIL VISION LTD.

SEPTEMBER 23, 2024, 15:00 p.m. (Israel time)

Please date, sign and mail your proxy card in the

envelope provided as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.

☐	vote for	☐	vote against	☐	abstain

2.	To approve the amendment of the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors into three classes with staggered three-year terms, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

3.	To re-elect Mr. Ariel Dor to the Board for a tenure according to his class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

4.	To re-elect Ms. Hila Kiron-Revach to the Board for a tenure according to her class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with her class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

5.	To re-elect Mr. Oz Adler to the Board for a tenure according to his class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

6.	To re-elect Mr. Mark Cleobury to the Board for a tenure according to his class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

7.	To re-elect Mr. Eli Yoresh to the Board for a tenure according to his class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

8.	To re-elect Mr. Yossi Daskal to the Board for a tenure according to his class as assigned by the Board until the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 2 is approved, as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

9.	To approve the amendment of the Company’s Remuneration Policy as detailed in the Proxy Statement dated August 16, 2024.

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the amendment of the Company’s Remuneration Policy? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

10.	To approve the engagement of the Company in a service agreement with Mr. Eli Yoresh, in his capacity as the Chairman of the Board effective as of July 1, 2024 and the grant of 191,000 RSU’s.

☐	vote for	☐	vote against	☐	abstain

11.	To approve that, effective as of July 1, 2024, all serving members of the Board, who are not otherwise engaged by the Company, shall be entitled to the payment of a fixed annual fee in the amount of NIS 48,000 (plus VAT), Board members who also serve as members of the Company’s Audit and Compensation Committees shall be entitled to the payment of a fixed annual fee in the amount of NIS 56,000 (plus VAT); and approve the grant of 50,000 RSU’s to each of the Company’s Board members Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah.

☐	vote for	☐	vote against	☐	abstain

12.	To approve the grant of 336,000 RSU’s to Mr. Shahar Hania for his services as the Company’s CEO.

☐	vote for	☐	vote against	☐	abstain

Do you have a personal interest in the approval of the grant of RSUs to Mr. Hania? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

13.	To approve a reverse share split of the Company’s ordinary shares in the range of up to 10:1, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board and to amend the Company’s Amended and Restated Articles of Association accordingly.

☐	vote for	☐	vote against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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